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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

FOR IMMEDIATE RELEASE

WAVECOM REPORTS 2002 FULL-YEAR REVENUES OF € 551.1 MILLION

Year-on-Year Annual Revenues Increase 70.8%, Q4 Revenues Increase 28.6%

        Issy-les-Moulineaux, France—22 January 2003—Wavecom S.A. (NASDAQ: WVCM; Euronext Nouveau Marché: 7306), the world's number one provider of integrated wireless modules, today announced revenues for the fourth quarter and full-year 2002. All figures are unaudited.

        For the quarter ended December 31, 2002, Wavecom reported total revenues of Euro 135.4 million compared with Euro 105.3 million in the same period last year, an increase of 28.6%. Sequentially, revenues decreased 20.8% from Euro 171.0 million in the third quarter of 2002. Total revenues for the full year ended December 31, 2002 increased 70.8% to Euro 551.1 million compared with Euro 322.7 million in 2001, in line with guidance provided by Wavecom's management in early December 2002. Sales to telephone handset manufacturers in Asia continued to drive Wavecom's sales.

        Wavecom Chairman, Michel Alard, commented, "We are pleased at the strong year-on-year growth, exceeding 70%, which reinforces our position in the marketplace and confirms acceptance of our leading-edge technology."

        Total product shipments were 2.3 million units in the fourth quarter, down from 2.9 million units in the previous quarter. For the full year of 2002, product shipments totaled 8.8 million units, more than double the 4.0 million units shipped in 2001.

        Revenues for the fourth quarter of 2002 by geographic region were as follows: Asia-Pacific: 82.0%; Europe, Middle-East and Africa: 16.3%; Americas: 1.7%. Revenues by target market for the fourth quarter of 2002 were: Personal Communication Devices (PCD): 78.8%; Machine to Machine (M2M), 2.7%; Automotive, 4.2%; and indirect sales to Distributors, 14.3%, which the Company believes represents primarily the M2M application market. Sales to these emerging non-PCD markets represented 17.8% of sales in 2002 and grew to Euro 98.0 million for the full year 2002 from Euro 67.4 million in 2001, representing a year-on-year increase of 45% driven primarily by new applications in the automotive market.

        For the fourth quarter, the top ten customers represented 87.1%, down from 93.1% in the previous quarter; TCL (66.3% of sales) was the only customer representing more than 10%.

        Backlog at December 31, 2002 was Euro 95 million, which the company expects to ship primarily during the first quarter of 2003. Deborah Choate, Wavecom CFO said, "Given the increasingly competitive situation in the Chinese handset market, our customers are extremely cautious and are placing orders much closer to delivery dates than in the past."

        "Although our long-term outlook remains positive, the first half of 2003 is expected to be difficult as the Chinese handset market matures and as competition intensifies. Our management team is putting in place an aggressive action plan in order to adapt quickly to the changing landscape," said Aram Hékimian, Wavecom CEO.

        Management reconfirmed guidance given in December 2002 that, despite the fourth quarter decline in sales, Wavecom expects that product gross margin for the fourth quarter will exceed the Company's target of 30% of sales, while the operating margin for the fourth quarter will most likely fall short of the Company's target of 12% of sales. Management also indicated that inventories at December 31, 2002 will be below the Euro 48 million level of September 30, 2002.

        Full financial results for 2002 will be announced on February 11, 2003, at 7:30 am Paris time.

        Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the Q4 2002 conference call commentary webcast, live, beginning at 9 am NY Time (3 pm Paris Time).

About Wavecom

        A world pioneer in innovative wireless solutions, Wavecom was the first company to commercialize GSM technology in the form of a standard module, the WISMO, making wireless technology available to everyone. WISMO modules are compact devices that include all of the hardware, software and other technology needed to enable wireless communications over the GSM/GPRS, CDMA and future 3G networks.

        WISMO modules enable any equipment or system to communicate without a fixed line connection. Applications include mobile telephones, automotive navigation and information systems, personal digital assistants with wireless communications functions, and devices enabling communication between vending machines or utility meters and control centers.

        Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totaled €551.1 million in 2002. Wavecom is publicly traded on Euronext Paris (Nouveau Marché 7306) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

This press release may contain forward-looking statements that relate to the Company's plans objectives, estimates and goals. Words such as "expects," "anticipates," "intends," "plans," "believes" and "estimates," and variations of such words and similar expressions identify such forward-looking statements. The Company's business is subject to numerous risks and uncertainties, including probable variability in the Company's quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth. These and other risks and uncertainties, which are described in more detail in the Company's most recent filings with the Securities and Exchange Commission, could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

Contact:
Wavecom Lisa Ann Sanders, Director, Investor Relations lisaann.sanders@wavecom.com Tel: + 33 1 46 29 41 81	Ogilvy PR John Lovallo john.lovallo@ogilvypr.com Tel: + 1 (212) 880 5216

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: January 22, 2003	By:	/s/ DEBORAH CHOATE Deborah Choate Chief Financial Officer

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SIGNATURES